UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2020
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES DEPARTURE OF

CHIEF EXECUTIVE OFFICER N. GABRIEL TOLCHINSKY

TO BE REPLACED BY JORGE SALAS

Panama City, Republic of Panama, January 27, 2020 - The Board of Directors (the “Board”) of Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”) (NYSE: BLX) today announced that, effective March 9, 2020, Mr. N. Gabriel Tolchinsky will step down as Chief Executive Officer. He will be succeeded by Mr. Jorge Salas.

Bladex's Chairman, Mr. Miguel Heras, said: "The Board would like to express its appreciation to Gabriel for his management of the Bank during the last two years, in which the institution made significant strides in improving efficiency and overall performance. Thanks to Gabriel’s stewardship, Bladex today is well positioned to succeed in the banking sector’s rapidly evolving landscape.”

As part of an orderly and programmed succession plan, and in coordination with Gabriel, for several months, the Board conducted a thorough internal and external search, which concluded in the engagement of Mr. Jorge Salas as new CEO. Mr. Salas worked as President and CEO of Banesco USA for the last 5 years and previously served as General manager of Banesco Panama. Mr. Salas holds a master’s degree in Business Administration (M.B.A) and a master’s degree in Public Policy (M.P.P) both from the University of Chicago.

Bladex is fortunate to have a successor of Jorge Salas’ caliber, who is a seasoned international banker with vast experience and a proven track record in the financial services industry in Latin America and the US. “We are confident that under Jorge Salas’ leadership, the Bank will continue to thrive, enhancing its role as a strategic partner for Latin America and our clients, while delivering increasing value to our shareholders", Mr. Heras commented.

Mr. Salas said of his appointment: "I am honored to have been assigned the responsibility to continue building upon Bladex's unique strengths as the best trade finance bank in Latin America. We operate in an important Region which presents opportunities to fuel the Bank’s growth and success. I am grateful to the Board for their confidence and look forward to developing these opportunities and continuing to work together with the extraordinary team of professionals at Bladex.”

Mr. Tolchinsky commented: "I am honored to have been a part of Bladex in different capacities over the past 5 years. As CEO, I had the opportunity to lead a first-class financial institution, vital to Latin America´s foreign trade and economic wellbeing, through a difficult credit cycle and onto a path of sustainable growth and profitability. To our Board of Directors and shareholders, I am grateful for your support and confidence during my tenure. To the outstanding team of professionals at Bladex, it has been a privilege to work alongside you in strengthening the Bank´s leadership role in the Region. I am confident that Jorge, along with our professional team, will successfully build upon this foundation at the helm of Bladex.”

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Mónica Cosulich – SVP, Finance and Investor Relations

E-mail address: ir@bladex.com. Tel.: (+507) 210-8563

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama